Exhibit 99.1

Nexa Resources S.A.
Condensed consolidated interim
financial statements (Unaudited)
at and for the three-month period
ended on March 31, 2021

Contents

Condensed consolidated financial interim statements
Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

1	General information	8
2	Information by business segment	9
3	Basis of preparation of the condensed consolidated interim financial statements	11
4	Net revenues	15
5	Expenses by nature	15
6	Other income and expenses, net	16
7	Net financial results	16
8	Current and deferred income tax	17
9	Financial instruments	18
10	Cash and cash equivalents	20
11	Derivative financial instruments	22
12	Trade accounts receivable	23
13	Inventory	24
14	Other assets	24
15	Property, plant and equipment	25
16	Intangible assets	26
17	Loans and financings	27
18	Asset retirement and environmental obligations	28
19	Impairment of non-current assets	29
20	Events after the reporting period	29

Nexa Resources S.A.

Condensed consolidated interim income statement
Unaudited
Periods ended March 31
All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2021	March 31, 2020
Net revenues	4	602,929	442,129
Cost of sales	5	(422,783)	(391,348)
Gross profit		180,146	50,781

Operating expenses
Selling, general and administrative	5	(36,537)	(41,648)
Mineral exploration and project evaluation	5	(14,314)	(15,826)
Impairment of non-current assets	19	-	(484,594)
Other income and expenses, net	6	(8,531)	(17,191)
		(59,382)	(559,259)
Operating income (loss)		120,764	(508,478)

Net financial results	7
Financial income		1,921	3,622
Financial expenses		(34,215)	(39,742)
Other financial items, net		(41,885)	(129,227)
		(74,179)	(165,347)

Income (loss) before income tax		46,585	(673,825)

Income tax	8(a)
Current		(37,563)	(20,720)
Deferred		22,589	80,721
Net income (loss) for the period		31,611	(613,824)
Attributable to NEXA's shareholders		22,787	(523,682)
Attributable to non-controlling interests		8,824	(90,142)
Net income (loss) for the period		31,611	(613,824)
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted earnings (losses) per share – USD		0.17	(3.95)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim income statement of comprehensive income
Unaudited
Periods ended March 31
All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2021	March 31, 2020
Net income (loss) for the period		31,611	(613,824)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	11(b)	36	1,547
Deferred income tax		(121)	(450)
Translation adjustment of foreign subsidiaries		(51,786)	(148,697)
		(51,871)	(147,600)

Other comprehensive (loss) income, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	17(b)	(1,332)	32,439
Deferred income tax		403	(10,824)
Changes in fair value of investments in equity instruments		119	-
		(810)	21,615
Other comprehensive loss for the period, net of income tax		(52,681)	(125,985)

Total comprehensive loss for the period		(21,070)	(739,809)
Attributable to NEXA’s shareholders		(25,484)	(634,982)
Attributable to non-controlling interests		4,414	(104,827)
Total comprehensive loss for the period		(21,070)	(739,809)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim balance sheet Unaudited All amounts in thousands of US Dollars, unless otherwise stated

Assets	Note	March 31, 2021	December 31, 2020
Current assets
Cash and cash equivalents	10	1,006,055	1,086,163
Financial investments		27,710	35,044
Derivative financial instruments	11	10,068	16,329
Trade accounts receivables	12	175,604	229,032
Inventory	13	310,118	256,522
Recoverable income tax		6,127	12,953
Other assets	14	81,676	91,141
		1,617,358	1,727,184
Non-current assets
Investment in equity instruments	1 (c)	6,290	-
Derivative financial instruments	11	8,018	15,651
Deferred income tax	8	225,817	221,580
Recoverable income tax		10,221	13,110
Other assets	14	78,235	93,131
Property, plant and equipment	15	1,834,955	1,898,296
Intangible assets	16	1,058,599	1,076,405
Right-of-use assets		15,964	18,869
		3,238,099	3,337,042

Total assets		4,855,457	5,064,226

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	17	133,323	146,002
Lease liabilities		15,601	15,999
Derivative financial instruments	11	3,449	5,390
Trade payables		347,379	370,122
Confirming payables		158,853	145,295
Dividends payable		8,551	4,557
Asset retirement and environmental obligations	18	39,068	33,095
Contractual obligations		23,894	27,132
Salaries and payroll charges		45,397	56,107
Tax liabilities		31,138	43,630
Other liabilities		28,394	29,230
		835,047	876,559
Non-current liabilities
Loans and financings	17	1,792,523	1,878,312
Lease liabilities		7,322	9,690
Derivative financial instruments	11	32,345	21,484
Asset retirement and environmental obligations	18	224,808	242,951
Provisions		31,214	30,896
Deferred income tax	8	215,653	218,392
Contractual obligations		130,244	138,893
Other liabilities		25,052	25,805
		2,459,161	2,566,423

Total liabilities		3,294,208	3,442,982

Shareholders’ equity
Attributable to NEXA’s shareholders		1,316,961	1,377,445
Attributable to non-controlling interests		244,288	243,799
		1,561,249	1,621,244
Total liabilities and shareholders’ equity		4,855,457	5,064,226

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows
Unaudited
Periods ended March 31
All amounts in thousands of US Dollars, unless otherwise stated

	Note	March 31, 2021	March 31, 2020
Cash flows from operating activities
Income (loss) before income tax		46,585	(673,825)
Impairment of non-current assets	19	-	484,594
Depreciation and amortization	15 and 16	59,198	67,593
Interest and foreign exchange effects		32,906	136,756
Gain on sale of property, plant and equipment and intangible assets	6	(393)	(170)
Changes in accruals		9,674	18,114
Changes in Fair Value of loans and financings	7	(8,875)	9,543
Changes in Fair Value of derivative financial instruments		13,480	3,347
Contractual obligations		(13,310)	(9,903)
Changes in operating assets and liabilities	10 (b)	13,142	(61,393)
Cash provided by (used in) operating activities		152,407	(25,344)

Interest paid on loans and financings	17 (b)	(35,493)	(10,247)
Interest paid on lease liabilities		(302)	(487)
Premium paid on bonds repurchase	17 (b)	-	(14,481)
Income tax paid		(21,948)	(15,561)
Net cash provided by (used in) operating activities		94,664	(66,120)

Cash flows from investing activities
Additions of property, plant and equipment		(82,623)	(85,309)
Net sales (purchases) of financial investments		6,651	(165,097)
Proceeds from the sale of property, plant and equipment		779	4
Investment in equity instruments	1 (c)	(6,220)	-
Net cash used in investing activities		(81,413)	(250,402)

Cash flows from financing activities
New loans and financings	17 (b)	-	345,633
Debt issue costs	17 (b)	-	(1,426)
Payments of loans and financings	17 (b)	(47,204)	(1,094)
Bonds repurchase	17 (b)	-	(214,530)
Payments of lease liabilities		(2,257)	(2,586)
Dividends paid	1 (b)	(33,145)	(50,000)
Net cash (used in) provided by financing activities		(82,606)	75,997

Foreign exchange effects on cash and cash equivalents		(10,753)	(5,910)

Decrease in cash and cash equivalents		(80,108)	(246,435)
Cash and cash equivalents at the beginning of the period		1,086,163	698,618
Cash and cash equivalents at the end of the period		1,006,055	452,183

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the period	-	-	-	-	(523,682)		(523,682)	(90,142)	(613,824)
Other comprehensive loss for the period	-	-	-	-	-	(111,300)	(111,300)	(14,685)	(125,985)
Total comprehensive loss for the period	-	-	-	-	(523,682)	(111,300)	(634,982)	(104,827)	(739,809)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Total distributions to shareholders	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
At March 31, 2020	133,320	(9,455)	1,043,755	1,245,418	(770,537)	(217,906)	1,424,595	267,782	1,692,377

At January 1, 2021	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	-	-	-	-	22,787		22,787	8,824	31,611
Other comprehensive loss for the period	-	-	-	-	-	(48,271)	(48,271)	(4,410)	(52,681)
Total comprehensive (loss) income for the period	-	-	-	-	22,787	(48,271)	(25,484)	4,414	(21,070)
Dividends distribution to NEXA's shareholders - USD 0.26 per share	-	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(3,925)	(3,925)
Total distributions to shareholders	-	-	-	-	(35,000)	-	(35,000)	(3,925)	(38,925)
At March 31, 2021	132,438	-	1,043,755	1,245,418	(826,888)	(277,762)	1,316,961	244,288	1,561,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

1          General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is constructing another polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three-month period ended on March 31, 2021

(a)     COVID-19 outbreak impacts on NEXA´s financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business. As a response to COVID-19, the Company implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

The Company remains committed to maintaining the continuity of its business, having implemented measures to mitigate the impacts that COVID-19 has had and could still have on its operations, supply chain and financial condition, considering the pandemic’s current status and the slow and diverse progress of the vaccination campaigns around the world.

Government authorities in the countries in which the Company operates implemented policies in response to the COVID-19 global outbreak, which negatively affected the Company’s financial position, results of operations and cash flows for the year ended on December 31, 2020, particularly in Peru during the first and second quarters of 2020, when the Company’s Peruvian mines were suspended and its Peruvian smelters reduced production in response to measures imposed by the Peruvian government.

Currently, although the Peruvian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their normal production levels except for the Atacocha underground mine which continues suspended under care and maintenance. On January 27, 2021 the Peruvian government, among other measures in response to the in-country COVID-19 status declared a new lockdown in certain areas of the country which ended on February 28, 2021 while maintaining some restrictive mobilization measures. The Peruvian operations were not affected by these additional measures.

During the first quarter of 2021, due to the accelerated increase of cases in Brazil and the collapse of its health care system, the Brazilian government took actions to deal with the spread of the virus, including emergency quarantines in some states, some of which continue as of the date of issuance of these financial statements. The Brazilian operations, however, have not been affected by these measures.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

Although the Company’s operations have returned to normal, the ultimate impact of the COVID-19 global outbreak on the Company’s financial condition, results of operations and cash flows depends on the pandemic’s continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to advance in the distribution of effective vaccines against it, and on the impact of response measures taken by the Company, governments, and others. A new disruption period or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. Within this context, since the beginning of the pandemic, the Company has prioritized measures to strengthen its cash position and enhance its short-term liquidity.

(b)     Dividends distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of USD 35,000.

(c)      Investment in equity instruments – Tinka shares acquisition

On March 17, 2021, the Company acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”), an exploration and development company, from an arm’s length shareholder in a private transaction at a market price of CAD 0.26 per share for total consideration of CAD 7,773 (USD 6,220). As a result, the Company owns 8.8% of the issued and outstanding common shares of Tinka, which holds 100% of the Ayawilca zinc-silver project in Peru. The transaction is accounted for as an investment in equity instruments at its acquisition cost and will be subsequently measured at fair value through other comprehensive income.

(d)     Prepaid Export Credit Note

On January 22, 2021, the Company prepaid the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand and BRL 12,905 thousand of accrued interest (a total of approximately USD 51,105).

(e)     Temporary suspension of Vazante’s Extremo Norte Mine

In March 2021, during a regular inspection at the Extremo Norte mine in Vazante, above-normal ground displacements were identified in the area around the mine’s main access and escape route. The Extremo Norte mine requires dewatering the aquifer for its operations, which leads to depressurization and can cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area have been temporarily suspended. The Company, supported by external experts, initiated a detailed analysis of the geological and geotechnical conditions to ensure the safety of its workers and the resumption of the operational activities in the Extremo Norte mine. Mining acitivites are expected to resume in July 2021 and the Company does not expect any material impact in its financial statements associated with this event.

2          Information by business segment

The presentation of segment results and reconciliation to income (loss) before income tax in the condensed consolidated interim income statement is as follows:

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

	March 31, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	255,244	467,399	(129,315)	9,601	602,929
Cost of sales	(163,596)	(380,462)	129,315	(8,040)	(422,783)
Gross profit	91,648	86,937	-	1,561	180,146

Selling, general and administrative	(17,180)	(16,179)	-	(3,178)	(36,537)
Mineral exploration and project evaluation	(13,015)	(1,298)	-	(1)	(14,314)
Other income and expenses, net	(1,930)	(6,024)	-	(577)	(8,531)
Operating income (loss)	59,523	63,436	-	(2,195)	120,764

Depreciation and amortization	37,795	20,134	-	1,269	59,198
Adjusted EBITDA	97,318	83,570	-	(926)	179,962

Depreciation and amortization					(59,198)
Net financial results					(74,179)
Income before income tax					46,585

	March 31, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	162,523	371,848	(87,710)	(4,532)	442,129
Cost of sales	(183,177)	(313,245)	87,710	17,364	(391,348)
Gross profit	(20,654)	58,603	-	12,832	50,781

Selling, general and administrative	(18,534)	(16,689)	-	(6,425)	(41,648)
Mineral exploration and project evaluation	(13,192)	(4,161)	-	1,527	(15,826)
Impairment of non-current assets	(446,687)	(37,907)	-	-	(484,594)
Other income and expenses, net	(9,697)	1,305	-	(8,799)	(17,191)
Operating (loss) income	(508,764)	1,151	-	(865)	(508,478)

Depreciation and amortization	45,487	22,313	-	(203)	67,597
Impairment of non-current assets (iii)	446,687	37,907	-	-	484,594
Adjusted EBITDA	(16,590)	61,371	-	(1,068)	43,713

Impairment of non-current assets (iii)					(484,594)
Depreciation and amortization					(67,597)
Net financial results					(165,347)
Loss before income tax					(673,825)

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020, all revenues from products or services transferred to customers occur at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

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Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(iii) For the three-month period ended on March 31, 2020, this line was described as "Exceptional items” and for a better understanding, it has been changed to “Impairment of non-current assets”.

3          Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three-month period ended on March 31, 2021 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2020 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions affect the carrying amounts of the Company’s goodwill, long-lived assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and assumptions and the Company reviews them on an ongoing basis using the most current information available. Events and changes in circumstances arising after March 31, 2021, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates and assumptions for future periods. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments, estimates and assumptions in the application of accounting principles during the three-month period ended on March 31, 2021 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

These condensed consolidated interim financial statements for the three-month period ended on March 31, 2021 were approved on April 29, 2021 to be issued in accordance with a resolution of the Board of Directors.

New and amended standards– applicable January 1, 2021

Several new and amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these new and amended standards.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

Benchmark interest rate reform

In 2014, developments in the global markets revealed weaknesses in the LIBOR’s sustainability as a reference rate. Since then, regulators around the world have focused on the transition to a new benchmark that would replace the USD LIBOR.

In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021. However, on March 5, 2021, the ICE Benchmark Administration (“IBA”), the LIBOR´s administrator, publicly announced that as a result of not having had access to the necessary input data to calculate LIBOR settings on a representative basis, the transition of the LIBOR to a new benchmark has been postponed to the first semester of 2023.

Therefore, there continues to be uncertainty around the timing and precise nature of these changes.

The Company continues to discuss with the financial entities which interest rate reference will replace the loans measured by LIBOR, among other changes, but does not expect any significant impacts on its financial statements.

Impact of new or amended standards issued but not yet applied by the Company

New or amended standards that are not yet effective have not been early adopted by the Company. The Company does not believe that these new or amended standards will have a material effect on its financial statements.

Revision of the condensed consolidated interim financial statements

i.	Deferred tax on depreciation of Property, plant and equipment

At the end of 2020, the Company identified a calculation error in its historical tax base for the depreciation of certain property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances. The calculation error resulted in an accumulated adjustment to deferred tax expenses of USD 37,875 recorded in the Retained earnings (cumulative deficit) as of January 1, 2020. The adjustment required a reallocation of USD 23,201 between deferred tax assets and liabilities, with a net increase effect of USD 14,674 in tax liabilities as of January 1, 2020. In addition, the correction of this calculation error required an adjustment in the deferred income taxes recognized along 2020. The condensed consolidated interim financial statements for the three-month period ended March 31, 2020 have been adjusted to reflect the correction of the calculation error by revising each of the affected line items in the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income and condensed consolidated interim statement of changes in shareholders' equity as of January 1, 2020 and in the first quarter of 2020. For additional information please refer to note 3.1 in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020.

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Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

ii.	Dividends paid in 2020

On December 31, 2020, the Company reclassified the dividends of USD 50,000 paid during the first quarter of 2020, from the Share premium account to the Retained earnings (cumulative deficit) account. For comparative purposes, as of March 31, 2020, the Company also made this reclassification.

The following tables summarize the effects on the Company’s condensed consolidated interim financial statements of such adjustments.

(a)     Condensed consolidated interim income statement

	As previously reported At March 31, 2020	Adjustments (i)	Revised At March 31, 2020
Income tax
Deferred	82,490	(1,769)	80,721
Net loss for the period	(612,055)	(1,769)	(613,824)
Attributable to NEXA's shareholders	(521,913)	(1,769)	(523,682)
Attributable to non-controlling interests	(90,142)	-	(90,142)
Net loss for the period	(612,055)	(1,769)	(613,824)
Weighted average number of outstanding shares – in thousands	132,439	-	132,439
Basic and diluted losses per share – USD	(3.94)	(0,01)	(3.95)

(i) Correspond to the deferred tax adjustments as explained in note 3 (i).

(b)	Condensed consolidated interim statement of comprehensive income

	As previously reported At March 31, 2020	Adjustments (i)	Revised At March 31, 2020
Net loss for the period	(612,055)	(1,769)	(613,824)
Total comprehensive loss for the period	(738,040)	(1,769)	(739,809)
Attributable to NEXA’s shareholders	(633,213)	(1,769)	(634,982)
Attributable to non-controlling interests	(104,827)	-	(104,827)
Total comprehensive loss for the period	(738,040)	(1,769)	(739,809)

(i) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(c)	Condensed consolidated interim statement of changes in shareholders’ equity

	As previously reported						Revised
	Share premium	Retained earnings (cumulative deficit)	Total	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Share premium	Retained earnings (cumulative deficit)	Total	Total shareholders’ equity
At January 1, 2020	1,043,755	(158,980)	2,147,452	2,520,061	-	(37,875)	1,043,755	(196,855)	2,109,577	2,482,186
Net loss for the period	-	(521,913)	(521,913)	(612,055)	-	(1,769)		(523,682)	(523,682)	(613,824)
Other comprehensive loss for the period	-	-	(111,300)	(125,985)	-	-		-	(111,300)	(125,985)
Total comprehensive loss for the period	-	(521,913)	(633,213)	(738,040)	-	(1,769)	-	(523,682)	(634,982)	(739,809)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	(50,000)	-	(50,000)	(50,000)	+/-50,000	-	-	(50,000)	(50,000)	(50,000)
Total distributions to shareholders	(50,000)	-	(50,000)	(50,000)	+/-50,000	-	-	(50,000)	(50,000)	(50,000)
At March 31, 2020	993,755	(680,893)	1,464,239	1,732,021	+/-50,000	(39,644)	1,043,755	(770,537)	1,424,595	1,692,377

(i) Correspond to the dividends adjustments as explained in note 3 (ii).

(ii) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

4          Net revenues

	March 31, 2021	March 31, 2020
Gross revenues	669,040	485,802
Revenues from products (i)	653,435	468,107
Revenues from services	15,605	17,695
Taxes on sales	(64,878)	(42,856)
Return of products sales	(1,233)	(817)
Net revenues	602,929	442,129

(i) Revenues from products increased in the three-month period ended on March 31, 2021, mainly because of the higher metal prices during the quarter. Also, production in the Peruvian operating units increased during the first quarter of 2021 compared to that of the same period in 2020 as they returned to their normal operation levels after the government removed the restrictive measures imposed during the first and second quarters of 2020 as explained in note 1 (a).

5          Expenses by nature

				March 31, 2021	March 31, 2020
	Cost of sales (iii)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(245,785)	-	-	(245,785)	(201,787)
Third-party services	(80,659)	(12,118)	(7,886)	(100,663)	(104,735)
Depreciation and amortization (ii)	(57,464)	(1,727)	(7)	(59,198)	(67,593)
Employee benefit expenses	(35,868)	(16,041)	(3,419)	(55,328)	(57,988)
Other expenses	(3,007)	(6,651)	(3,002)	(12,660)	(16,719)
	(422,783)	(36,537)	(14,314)	(473,634)	(448,822)

(i) Raw materials and consumables increased in the three-month period ended on March 31, 2021, because of the higher smelting production in Peru, as described in note 4, and the higher price of the zinc concentrates used in the Company’s smelting segment.

(ii) Depreciation and amortization decreased in the three-month period ended on March 31, 2021, due to the reduction in the carrying amount of long-lived assets as a result of the impairment of non-current assets recorded in 2019 and in 2020.

(iii) In 2021, the Company recognized USD 4,144 in cost of sales related to Atacocha’s abnormal production costs due to the illegal disruption caused by protest activities undertaken by communities, which resulted in the temporary suspension of this mine’s production during many days in January and in March 2021.

On March 31, 2020, the Company recognized USD 16,982 in cost of sales related to abnormal production costs at its Peruvian operations, given their production decrease related to the COVID-19 outbreak as explained in note 1 (a). Since August 2020, the Company has concluded that there is no longer any need to recognize any abnormal production costs in response to the COVID-19, since the operating units have returned to their normal production.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

6          Other income and expenses, net

	March 31, 2021	March 31, 2020
Remeasurement of environmental obligations (i)	(6,520)	4,108
Provision of legal claims	(5,257)	(8,039)
Contribution to communities	(992)	(719)
Derivative financial instruments - note 11 (b)	1,250	(10,799)
Gain on sale of property, plant and equipment and intangible assets	393	170
Other operating income (expenses), net	2,595	(1,912)
	(8,531)	(17,191)

(i) Environmental obligations increased in the three-month period ended on March 31, 2021 due to the incremental costs to be incurred as part of Três Marias unit remediation plans.

7          Net financial results

	March 31, 2021	March 31, 2020
Financial income
Interest income on financial investments and cash equivalents	1,064	2,554
Interest on tax credits	162	439
Other financial income	695	629
	1,921	3,622

Financial expenses
Interest on loans and financings	(24,780)	(16,094)
Premium paid on bonds repurchase – note 17 (b)	-	(14,481)
Interest on other liabilities	(2,789)	(1,998)
Interest on contractual obligations	(1,423)	(1,521)
Interest on lease liabilities	(361)	(625)
Other financial expenses	(4,862)	(5,023)
	(34,215)	(39,742)

Other financial items, net (i)
Fair value of loans and financings – note 17 (b)	8,875	(9,543)
Derivative financial instruments - note 11 (b)	(13,654)	(960)
Foreign exchange losses (ii)	(37,106)	(118,724)
	(41,885)	(129,227)

Net financial results	(74,179)	(165,347)

(i) Starting in September 2020, the Company began presenting the income and expenses from derivative financial instruments and from the changes in the fair value of loans and financings by their net results, consistent with how management analyzes these items. Consequently, the Company has adjusted the financial income and the financial expenses subtotals for the period ended on March 31, 2020 in the income statement.

(ii) The amounts in 2021 and 2020 include USD 22,237 and USD 65,572 respectively, of foreign exchange losses related to the outstanding US Dollars (“USD”) denominated intercompany debt of Nexa Recursos Minerais S.A. ("NEXA BR") with NEXA.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

8          Current and deferred income tax

(a)	Reconciliation of income tax (expense) benefit

	March 31, 2021	March 31, 2020
Income (loss) before income tax	46,585	(673,825)
Standard rate	24.94%	24.94%

Income tax (expense) benefit at standard rate	(11,618)	168,051
Difference in tax rate of subsidiaries outside Luxembourg	835	18,944
Special mining levy and special mining tax	(3,534)	(640)
Deferred tax on net operating losses	(2,688)	(28,778)
Impairment of goodwill	-	(78,197)
Tax effects of translation of non-monetary assets/liabilities to functional currency	2,465	(1,769)
Other permanent tax differences	(434)	(17,610)
Income tax (expense) benefit	(14,974)	60,001

Current	(37,563)	(20,720)
Deferred	22,589	80,721
Income tax (expense) benefit	(14,974)	60,001

(b)	Composition of deferred income tax assets and liabilities

	March 31, 2021	December 31, 2020
Tax credits on net operating losses (i)	95,436	108,767
Uncertain income tax treatments	(6,987)	(6,712)
Tax credits on temporary differences
Foreign exchange losses	43,100	33,123
Environmental liabilities	17,193	16,611
Asset retirement obligations	19,576	20,507
Tax, civil and labor provisions	7,431	7,162
Other provisions	8,124	9,825
Provision for obsolete and slow-moving inventory	6,993	6,813
Provision for employee benefits	2,879	5,299
Revaluation of derivative financial instruments	5,732	3,056
Other	6,970	6,513

Tax debits on temporary differences
Capitalized interest	(9,382)	(10,274)
Revaluation of loans and financings	(1,043)	(88)
Depreciation, amortization and asset impairment	(181,464)	(190,970)
Other	(4,394)	(6,444)
	10,164	3,188

Deferred income tax assets	225,817	221,580
Deferred income tax liabilities	(215,653)	(218,392)
	10,164	3,188

(i) Tax credits on net operating losses decreased in the three-month period ended on March 31, 2021, because of the continuous Brazilian Real (“BRL”) devaluation against the USD during the year, which affected the Company’s tax credits from its Brazilian legal entities.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(c)	Effects of deferred tax on income statement and other comprehensive income

	March 31, 2021	March 31, 2020
Balance at the beginning of the period	3,188	(48,212)
Effect on (loss) income for the period	22,589	80,721
Effect on other comprehensive (loss) income – Fair value adjustment	282	(11,274)
Effect on other comprehensive (loss) income – Cumulative translation adjustment	(15,895)	759
Balance at the end of the period	10,164	21,994

(d)	Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources embodying economic benefits will be required. In such cases, a provision is not recognized. As of March 31, 2021, the main legal proceedings are related to the carryforward calculation of net operating losses and to the deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 162,892 (December 31, 2020: USD 163,670).

9	Financial instruments

(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

				Fair value through profit or	Fair value through other comprehensive	March 31, 2021
Assets per balance sheet	Note		Amortized cost	loss	income	Total
Cash and cash equivalents	10		1,006,055	-	-	1,006,055
Financial investments			27,710	-	-	27,710
Derivative financial instruments	11	(a)	-	18,086	-	18,086
Trade accounts receivables	12		66,261	109,343	-	175,604
Investment in equity instruments			-	-	6,290	6,290
Related parties (i)			2	-	-	2
			1,100,028	127,429	6,290	1,233,747

				Fair value through profit or	Fair value through other comprehensive	March 31, 2021
Liabilities per balance sheet	Note		Amortized cost	loss	income	Total
Loans and financings	17	(a)	1,746,335	179,511	-	1,925,846
Lease liabilities			22,923	-	-	22,923
Derivative financial instruments	11	(a)	-	35,794	-	35,794
Trade payables			347,379	-	-	347,379
Confirming payables			158,853	-	-	158,853
Use of public assets (ii)			18,232	-	-	18,232
Related parties (ii)			391	-	-	391
			2,294,113	215,305	-	2,509,418

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

					December 31, 2020
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	10		1,086,163	-	1,086,163
Financial investments			35,044	-	35,044
Derivative financial instruments	11	(a)	-	31,980	31,980
Trade accounts receivables	12		64,262	164,770	229,032
Related parties (i)			2	-	2
			1,185,471	196,750	1,382,221

					December 31, 2020
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	17	(a)	1,822,756	201,558	2,024,314
Lease liabilities			25,689	-	25,689
Derivative financial instruments	11	(a)	-	26,874	26,874
Trade payables			370,122	-	370,122
Confirming payables			145,295	-	145,295
Use of public assets (ii)			19,215	-	19,215
Related parties (ii)			561	-	561
			2,383,638	228,432	2,612,070

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

(b)      Fair value by hierarchy

					March 31, 2021
	Note		Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11	(a)	-	18,086	18,086
Trade accounts receivables			-	109,343	109,343
Investment in equity instruments (iii)			6,290	-	6,290
			6,290	127,429	133,719
Liabilities
Derivative financial instruments	11	(a)	-	35,794	35,794
Loans and financings designated at fair value (i)			-	179,511	179,511
			-	215,305	215,305

					December 31, 2020
			Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11	(a)	-	31,980	31,980
Trade accounts receivables			-	164,770	164,770
			-	196,750	196,750
Liabilities
Derivative financial instruments	11	(a)	-	26,874	26,874
Loans and financings designated at fair value (i)			-	201,558	201,558
			-	228,432	228,432

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(i) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(ii) The methodology to determine the Level 2 fair value amounts is the same as the one disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

(iii) The Level 1 fair value amount of the investment in equity instruments is determined using the share’s quotation as of the last day of the reporting period.

10       Cash and cash equivalents

(a)      Composition

	March 31, 2021	December 31, 2020
Cash and banks	182,471	113,017
Term deposits	823,584	973,146
	1,006,055	1,086,163

Cash and cash equivalents decreased in the three-month period ended on March 31, 2021 mainly due to the prepayment of the export credit note explained in note 1(d).

(b)      Changes in operating assets and liabilities

	March 31, 2021	March 31, 2020
Decrease (increase) in assets
Trade accounts receivables (i)	48,237	50,320
Inventory (ii)	(57,021)	55,142
Derivative financial instruments	9,162	2,869
Other assets (iii)	20,161	(25,283)

Increase (decrease) in liabilities
Trade payables	(5,844)	(127,914)
Confirming payables (iv)	13,558	(16,201)
Other liabilities (v)	(15,111)	(326)
	13,142	(61,393)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(i) Changes in trade accounts receivables in the three-month period ended on March 31, 2021 reflect a decrease in the Company’s sales volumes in comparison to those of the fourth quarter of 2020 while maintaining the same level of receipts in the first quarter of 2021.

(ii) Changes in inventories in the three-month period ended on March 31, 2021 reflect the increase in the balance of finished goods in comparison to that of the end of the fourth quarter of 2020, given that the volumes sold during the first quarter of 2021 were lower than the volumes produced, mostly in the smelting segment.

(iii) Changes in other assets in the three-month period ended on March 31, 2021 reflect the decrease in recoverable taxes given the tax credit compensation for the income tax liabilities in NEXA’s Peruvian companies.

(iv) Changes in confirming payables in the three-month period ended on March 31, 2021 are due to the higher value of the factoring transactions made by Nexa Resources Cajamarquilla S.A. ("NEXA CJM") given the increased price of zinc concentrates during the quarter.

(v) Changes in other liabilities in the three-month period ended on March 31, 2021 are due to the decrease in income tax liabilities and in salaries and payroll charges.

(c)       Non-cash investing and financing transactions

During the three month-period ended on March 31, 2021, the Company had reductions in Property, plant and equipment mainly due to the remeasurement of the discount rate of asset retirement obligations in the amount of USD 8,303 (March 31, 2020: additions of USD 9,127); additions in Right-of-use assets in the amount of USD 967 (March 31, 2020: USD 404); and, a write-off of Property, plant and equipment in the amount of US$ 2,903.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

11	Derivative financial instruments

(a)	Fair value by strategy

			March 31, 2021		December 31, 2020
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	180,635	423	204,394	2,398
			423		2,398
Sales of zinc at a fixed price
Zinc forward	ton	14,375	522	15,695	1,815
			522		1,815
Interest rate risk
IPCA vs. CDI	BRL	226,880	809	226,880	1,310
			809		1,310
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(19,462)	477,000	(417)
			(19,462)		(417)

			(17,708)		5,106
Current assets			10,068		16,329
Non-current assets			8,018		15,651
Current liabilities			(3,449)		(5,390)
Non-current liabilities			(32,345)		(21,484)

(i) Related to a derivative financial instrument entered into at the same time of a debt contract in order to manage some of the risks of such debt contract. Refer to note 17 (b) for additional information.

(b)	Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain
Mismatches of quotational periods	(218)	300	(1,158)	1,459	-	36	2,394
Sales of zinc at a fixed price	-	-	-	(209)	-	-	1,084
Interest rate risk – IPCA vs. CDI	-	-	-	-	260	-	761
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(13,914)	-	5,131
	(218)	300	(1,158)	1,250	(13,654)	36	9,370

(i) Related to a derivative financial instrument entered into at the same time of a debt contract in order to manage some of the risks of such debt contract. Refer to note 17 (b) for additional information.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

12	Trade accounts receivable

(a)	Composition

	March 31, 2021	December 31, 2020
Trade accounts receivables	178,070	229,800
Related parties	1,380	2,411
Impairment of trade accounts receivables	(3,846)	(3,179)
	175,604	229,032

(b)	Changes in impairment of trade accounts receivables

	March 31, 2021	December 31, 2020
Balance at the beginning of the period	(3,179)	(2,337)
Additions	(1,307)	(2,643)
Reversals	502	1,288
Foreign exchange gains	138	513
Balance at the end of the period	(3,846)	(3,179)

(c)	Analysis by currency

	March 31, 2021	December 31, 2020
USD	136,778	186,420
BRL	37,805	41,601
Other	1,021	1,011
	175,604	229,032

(d)	Aging of trade accounts receivables

	March 31, 2021	December 31, 2020
Current	172,613	222,670
Up to 3 months past due	2,959	6,728
From 3 to 6 months past due	567	102
Over 6 months past due	3,311	2,711
	179,450	232,211
Impairment	(3,846)	(3,179)
	175,604	229,032

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

13	Inventory

(a)	Composition

	March 31, 2021	December 31, 2020
Finished products (i)	131,695	94,033
Semi-finished products	55,735	56,335
Raw materials (ii)	77,723	66,278
Auxiliary materials and consumables	71,627	68,950
Inventory provisions	(26,662)	(29,074)
	310,118	256,522

(i) Finished products increased in the three-month period ended on March 31, 2021, since the volumes sold during the quarter were lower than the volumes produced, mostly in the smelting segment.

(ii) Raw materials increased in the three-month period ended on March 31, 2021, due to the purchases of raw materials in the smelting segment, with higher values and volumes, given the increased zinc price during the quarter and the higher smelting production in Peru as explained in note 4.

14	Other assets

	March 31, 2021	December 31, 2020
Other recoverable taxes	105,820	127,815
Advances to third parties	12,776	15,006
Prepaid expenses	6,848	10,522
Judicial deposits	5,165	5,566
Other assets	29,302	25,363
	159,911	184,272
Current assets	81,676	91,141
Non-current assets	78,235	93,131

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

15	Property, plant and equipment

(a)	Changes in the three-month period ended on March 31

	2021							2020
	Dam and	Machinery, equipment,	Assets and projects	Asset retirement	Mining projects
	buildings	and facilities	under construction	obligations	(ii)	Other	Total	Total
Balance at the beginning of the period
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321	4,527,613
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)	(2,404,923)
Net balance at the beginning of the period	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296	2,122,690
Additions (i)	5	45	83,838	-	-	67	83,955	80,389
Disposals and write-offs	-	(2,584)	(24)	-	-	(681)	(3,289)	(4)
Depreciation	(12,610)	(26,298)	-	(1,573)	(154)	(307)	(40,942)	(45,949)
Impairment of non-current assets - note 19	-	-	-	-	-	-	-	(106,826)
Foreign exchange effects	(20,576)	(28,854)	(40,008)	(2,830)	(1,314)	(898)	(94,480)	(250,849)
Transfers – note 16 (a)	11,890	21,022	(38,036)	-	4,842	-	(282)	(2)
Remeasurement of asset retirement obligations	-	-	-	(8,303)	-	-	(8,303)	9,127
Balance at the end of the period	433,312	589,525	533,302	74,106	186,998	17,712	1,834,955	1,808,576
Cost	1,001,106	2,331,154	601,496	201,157	295,851	33,852	4,464,616	4,260,037
Accumulated depreciation and impairment	(567,794)	(1,741,629)	(68,194)	(127,051)	(108,853)	(16,140)	(2,629,661)	(2,451,461)
Balance at the end of the period	433,312	589,525	533,302	74,106	186,998	17,712	1,834,955	1,808,576

Average annual depreciation rates %	4	7	-	5	UoP	-

(i) Additions include capitalized borrowing costs in the amount of USD 3,703 for the three-month period ended on March 31, 2021 (March 31, 2020: USD 2,753).

(ii) Only the amounts related to the operating unit Atacocha are being depreciated under the units of production (“UoP”) method.

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Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31
All amounts in thousands of US dollars, unless otherwise stated

(b)	Capital Commitments – Aripuanã project

As of March 31, 2021, the Company had contracted USD 133,981 (December 31, 2020: USD 156,893) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not been incurred yet. This decrease of the capital commitments is mainly related to the continuous BRL devaluation against the USD during the year, combined with the fulfillment of third party commitments through the delivery of services or products.

16	Intangible assets

(a)	Changes in the three-month period ended on March 31

	2021				2020
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,776	1,665,149	53,463	2,392,388	2,403,009
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)	(864,483)
Net balance at the beginning of the period	406,434	648,870	21,101	1,076,405	1,538,526
Amortization	-	(14,496)	(943)	(15,439)	(17,800)
Impairment of non-current assets - note 19	-	-	-	-	(377,768)
Transfers – note 15 (a)	-	-	282	282	2
Foreign exchange effects	(263)	(818)	(1,568)	(2,649)	(7,214)
Balance at the end of the period	406,171	633,556	18,872	1,058,599	1,135,746
Cost	673,513	1,663,982	49,712	2,387,207	2,117,643
Accumulated amortization and impairment	(267,342)	(1,030,426)	(30,840)	(1,328,608)	(981,897)
Balance at the end of the period	406,171	633,556	18,872	1,058,599	1,135,746

Average annual amortization rates %	-	UoP	-

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

17	Loans and financings

(a)	Composition

				March 31, 2021	December 31, 2020
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	22,890	1,316,652	1,339,542	1,338,972
Export credit notes	LIBOR + 1.54% 134.20 % CDI 115.55 % CDI	43,279	132,338	175,617	234,221
Term loans	LIBOR + 1.27 % Fixed + 8.49%	41,296	150,352	191,648	213,735
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.43%	11,142	151,944	163,086	179,828
Debentures	107.5 % CDI	4,720	4,711	9,431	10,388
Other		9,996	36,526	46,522	47,170
		133,323	1,792,523	1,925,846	2,024,314

Current portion of long-term loans and financings (principal)		105,016
Interest on loans and financings		28,307

(b)	Changes in the three-month period ended on March 31

	2021	2020
Balance at the beginning of the period	2,024,314	1,508,557
New loans and financings	-	345,633
Debit issue costs	-	(1,426)
Payments of loans and financings	(47,204)	(1,094)
Bonds repurchase	-	(214,530)
Foreign exchange effects	(36,474)	(58,508)
Changes in the Company´s credit risk of the financial liability (i)	1,332	(32,439)
Fair value of loans and financings (ii) - note 7	(8,875)	9,543
Interest accrual	28,246	49,342
Premium paid on bonds repurchase	-	(14,481)
Interest paid on loans and financings	(35,493)	(10,247)
Balance at the end of the period	1,925,846	1,580,350

(i) Related to the changes in the fair value of two debt contracts for which the Company elected to apply the fair value option for measurement. During the first quarter of 2020, the Company's credit risk increased impacted by the effects of COVID-19 on the global economy, which reduced the fair value of these debts. During the first quarter of 2021, the Company’s credit risk decreased due to the normalization of its operations, with a consequent change in the fair value of these debts.

(ii) One of debts mentioned above has a derivative financial instrument entered into at the same time of such debt contract in order to manage some of its risks. As of March 31, 2021, the fair value of the related derivative resulted in a loss in the total amount of USD 13,914. Therefore, in 2021, the net result between the debt contract and the relevant derivative financial instrument was a loss of USD 5,039 (excluding the effect of changes in the Company´s credit risk of the financial liability which was a loss of USD 1,332, and is included in the statement of comprehensive income).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

(c)	Maturity profile

							March 31, 2021
	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds – USD	23,417	-	124,244	-	-	1,191,881	1,339,542
Export credit notes	305	42,928	-	88,075	44,309	-	175,617
Term loans	40,512	40,772	20,515	-	89,849	-	191,648
BNDES	7,722	13,584	17,521	18,026	17,160	89,073	163,086
Debentures	4,722	4,709	-	-	-	-	9,431
Other	9,567	9,391	8,226	7,737	7,736	3,865	46,522
	86,245	111,384	170,506	113,838	159,054	1,284,819	1,925,846

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on March 31, 2021.

As of March 31, 2021, the Company was in compliance with all its financial covenants.

18	Asset retirement and environmental obligations

(a)	Changes in the three-month period ended on March 31

	2021			2020
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	227,189	48,857	276,046	293,827
Payments	(109)	(741)	(850)	(1,653)
Foreign exchange effects	(6,033)	(4,543)	(10,576)	(37,092)
Interest accrual	1,518	474	1,992	3,380
Remeasurement discount rate and additions (i)	(9,256)	6,520	(2,736)	7,386
Balance at the end of the period	213,309	50,567	263,876	265,848
Current liabilities	28,456	10,612	39,068	16,269
Non-current liabilities	184,853	39,955	224,808	249,579

(i) As of March 31, 2021, the credit risk-adjusted rate used for Peru was between 2.21% and 5.23% (December 31, 2020: 1.70% and 4.0%) and for Brazil was between 1.10% and 6.70% (December 31, 2020: 0.07% and 6.75%). As of March 31, 2020, the credit risk-adjusted rate used for Peru was between 0.1% to 6.2% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 4.5% to 9.0% (December 31, 2019: 3.5% to 5.3%).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three-month period ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

19	Impairment of non-current assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered. If any indicator exists, the Company estimates the asset’s or CGU´s recoverable amount. As of March 31, 2021, the Company did not identify the need to record an impairment charge. For the three-month period ended on March 31, 2020, the Company recognized an impairment charge of USD 484,594.

20	Events after the reporting period

(a) Investment in equity instruments - Tinka shares acquisition

On April 16, 2021, the Company acquired 654,758 additional common shares of Tinka from an arm’s length shareholder in a private transaction at a market price of C$0.26 per share for total consideration of approximately CAD 170 (approximately USD 136). After this new acquisition, the Company holds almost 9.0% of Tinka’s issued and outstanding common shares.

(b) NEXA’s credit ratings update

On April 20, 2021, Moody’s affirmed the “Ba2” rating on NEXA and changed the outlook from “negative” to “stable”. The change reflects (i) the normalization of production levels after the disruptions caused by the lockdowns in Peru in 2020; (ii) the efficiencies and costs savings achieved by the Nexa Way program; and (iii) the Company’s adequate liquidity.

*.*.*

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